Exhibit 99.1

ASX ANNOUNCEMENT

7 July 2014

Return to growth in BREVAGen™ test numbers in June Quarter 2014

Melbourne, Australia; 4 July 2014: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce that the number of BREVAGenTM test samples received during the quarter ended 30 June 2014 returned to levels achieved in late CY13. Total patient samples received during the quarter were 1,096, representing 37% growth over the March 2014 quarter (800 samples).

As mentioned in previous communications, the start of CY14 brought severe winter weather across large tracts of the US and this restricted patient and physician physical access to medical centres and willingness to attend for anything other than urgent medical care. Further to this challenge, the holiday period coincided with the introduction of the Affordable Care Act, so-called ObamaCare, which created uncertainty in patients’ understanding of their out of pocket expense liability that also restricted the uptake of BREVAGenTM. With these factors removed, we saw a return of patients to doctors’ offices and improved preparedness to take preventive care decisions.

The June quarter completes the 2014 financial year for Genetic Technologies, with 3,935 samples received in the financial year, more than double the 1,547 received in the previous corresponding period.

Genetic Technologies benefited during the quarter from an increased focus on breast centres, radiology groups and high population, health-conscious territories, and this activity is anticipated to result in further growth over the coming quarters.

Furthermore, the company is on target to release the next generation BREVAGenTM test in Q4 CY14. The new version of BREVAGenTM incorporates an expanded SNP panel, providing an increase in predictive power. Importantly, it will also be validated in African American and Hispanic populations, thereby increasing the applicable market and simplifying the marketing process for BREVAGenTM in clinics and breast centres.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms Alison Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040